Exhibit 3 – Form 6K

BRONX VENTURES INC.

(formerly Lucky 1 Enterprises Inc.)

2004 PRESIDENT’S REPORT TO SHAREHOLDERS

I am pleased to report to you that during 2004, the Company was able to survive and continue its operations uninterruptedly.

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party in respect to certain mineral claims, which are situated in the Kamloops Mining Division in the Province of British Columbia.  Subsequently, the Company commissioned an independent review of the Extra High Property by Erik A. Ostensoe, P. Geo., who prepared a report, dated the 22nd day of April, 2004, titled “National Policy 43-101 Report, Extra High Property, Kamloops Mining Division, British Columbia”.  The report recommends exploration work programs be carried out in order to evaluate the mineral potential of the Extra High Property.  This report has been filed on www.Sedar.com .  The Company has increased the size of the Extra High Property from the 10 original claims to 35 claims by staking 25 additional claims that are contiguous to the Extra High Property and, all of which now form part of the Extra High Property.  Furthermore, during 2004, the Company has incurred exploration related expenditures of $16,932 in respect to the Extra High Property.  Management of the Company is looking forward to conducting exploration work programs on the Company’s Extra High Property during 2005.

During the year, the Company’s investment in the three card games Software generated revenues of $292,372.

The Company held a Special Meeting of the Company’s Shareholders on Monday, January 10, 2005 at 10:00 am (Pacific Standard Time) at the Company’s office.  All the Special Resolutions presented to the Shareholders were approved and adopted.  As a result, on January 17, 2005, the Company’s share capital was consolidated on a 35 (thirty-five) old for 1 (one) new share basis, the Company’s name was changed to Bronx Ventures Inc., the Company’s authorized share capital was increased to an unlimited number of common and preferred shares, both without par value, and the Company adopted new articles in accordance with the Business Corporations Act (British Columbia).  Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

The Company’s Management is dedicated to the Company’s growth, and with continued shareholder support and co-operation, the lengthy and difficult process of building corporate fundamentals can continue.

I wish to thank our shareholders for their support of, and confidence in, the Company.

On behalf of the Board of Directors of

BRONX VENTURES INC.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President, CEO and CFO

April 12, 2005